Exhibit 17

[via e-mail dated March 24, 2026]

Dear Dr. Gower and Members of the Board,

I regret to inform you of my decision to resign from my position as a member of the Board of Directors of Ensysce Biosciences effective immediately.

This decision comes after considerable thought and reflection. I disagree with the Company’s actions regarding its fiscal responsibilities. Despite good faith efforts on my part to provide viable financial alternatives, I have fundamental disagreements with the CEO and other board members. Given my fiduciary duties and my responsibility to act in the best interests of shareholders, I believe it is no longer appropriate for me to continue my service under these circumstances.

Sincerely,

Lee Rauch